UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170035

DIVISION OF
CORPORATION FINANCE

January 19, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Danaher Corporation
Incoming letter dated January 6, 2017

Dear Mr. Mueller:

This is in response to your letter dated January 6, 2017 concerning the shareholder proposal submitted to Danaher by the Wendy S. Holding Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Larisa Ruoff
The Sustainability Group
lruoff@lwcotrust.com

January 19, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Danaher Corporation
Incoming letter dated January 6, 2017

The proposal requests that the company adopt time-bound, quantitative, company-wide goals for reducing greenhouse gas emissions, taking into account the goals of the Paris Climate Agreement, and issue a report on its plans to achieve these goals.

There appears to be some basis for your view that Danaher may exclude the proposal under rule 14a-8(i)(11). We note your representation that the proposal is substantially duplicative of a previously submitted proposal that will be included in Danaher's 2017 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Danaher omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 6, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Danaher Corporation*
Shareholder Proposal of the Wendy S. Holding Trust
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Danaher Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") the shareholder proposal (the "Subsequent Proposal") and statement in support thereof (the "Supporting Statement") received from The Sustainability Group on behalf of the Wendy S. Holding Trust (the "Proponent"), because it substantially duplicates a previously submitted proposal that the Company intends to include in the 2017 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

On November 30, 2016, Calvert Investment Management, Inc. ("Calvert"), on behalf of the Calvert Balanced Portfolio, the Calvert Equity Portfolio, the Calvert Global Water Fund, the Calvert US Large Cap Core Responsible Index Fund, the Calvert US Large Cap Value Responsible Index Fund, the Calvert VP S&P 500 Index Portfolio, and the Calvert VP SRI Balanced Portfolio submitted to the Company via United Parcel Service Next Day Air a proposal (the "Calvert Proposal" and together with the Subsequent Proposal, the "Proposals"), which the Company received at 12:59 p.m. on December 1, 2016. The Company intends to include the Calvert Proposal in the 2017 Proxy Materials.

At 4:40 p.m. on December 1, 2016, the Sustainability Group, on behalf of the Proponent, submitted the Subsequent Proposal to the Company via e-mail. The Company also received a copy of the Subsequent Proposal via FedEx Priority Overnight on December 2, 2016.

THE PROPOSALS

The Subsequent Proposal states:

> **RESOLVED:** Shareholders request Danaher adopt time-bound, quantitative, company-wide goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and issue a report at reasonable cost and omitting proprietary information on its plans to achieve these goals.

The Calvert Proposal states:

> **Resolved:** To help reduce the profound social harm from climate change, shareholders request that Danaher Corporation adopt time-bound, quantitative, company-wide, science-based goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

A copy of (a) the Subsequent Proposal and related correspondence with the Proponent and (b) the Calvert Proposal, related correspondence with Calvert and correspondence from the Sonen Group, a cofiler of the Calvert Proposal, are attached to this letter as Exhibit A and Exhibit B, respectively.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Subsequent Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Subsequent Proposal is virtually identical to, and therefore substantially duplicates, the Calvert Proposal, which was previously submitted to the Company and which the Company intends to include in the 2017 Proxy Materials.

ANALYSIS

The Subsequent Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates An Earlier Submitted Proposal That The Company Intends To Include In Its 2017 Proxy Materials.

a. The Subsequent Proposal Substantially Duplicates The Calvert Proposal

Rule 14a 8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). The standard that the Staff traditionally has applied for determining whether shareholder proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993).

The principal thrust of both the Subsequent Proposal and the Calvert Proposal is the same: to request that the Company (a) "adopt … goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement" and (b) "report[,] at reasonable cost and omitting proprietary information[,] on its plans to achieve these goals." Furthermore, both of the Proposals request that these goals be "time-bound, quantitative, [and] company-wide."[1]

The Staff consistently has concurred in the exclusion of proposals that contain nearly identical language. In *United Therapeutics Corp.* (avail. Mar. 5, 2015), for example, the Staff concurred in the exclusion of a proxy access shareholder proposal as substantially

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[1] The quoted language in this paragraph appears in both Proposals, other than as denoted by the use of brackets.

duplicative of a previously submitted, substantially identical proxy access proposal to be included in the company's proxy materials for the same meeting. Likewise, in *Google Inc.* (avail. Jan. 22, 2014), the Staff concurred in the exclusion of a proposal providing for majority voting where a previously submitted proposal contained the same requests and only varied in how it referred to the company. Similarly, the Staff concurred in the exclusion of a proposal as duplicative when a previously submitted proposal called for the company "to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share," and the proposal at issue requested, in nearly the same language, that the Board "take the steps to adopt a recapitalization plan as soon as practicable for all outstanding stock to have one-vote per share." *Comcast Corp.* (avail. Feb. 22, 2013) ("*Comcast II*"). As noted in the preceding paragraph, the wording of the two Proposals at issue is substantively identical and, at a minimum, is significantly closer to being identical than was the language of the two proposals at issue in *Comcast II*.

Moreover, because the standard under Rule 14a-8(i)(11) focuses on the principle thrust or focus of two proposals, the Staff has concurred that companies may exclude proposals under Rule 14a-8(i)(11) in circumstances where the proposals' language varied but where, as here, both proposals address the same subject. In *Comcast Corp.* (avail. Feb. 14, 2011) ("*Comcast I*"), the Staff concurred that a proposal requesting that the board take the necessary steps to provide for cumulative voting in contested director elections was substantially duplicative of a previously submitted proposal requesting that the board take the necessary steps to provide for cumulative voting in director elections. While each of the *Comcast I* proposals requested that the company implement cumulative voting, their language and approach to the issue varied in that one would have limited the standard to contested elections. The Staff nonetheless concurred that the proposals were duplicative. Further, a proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g.*, *Union Pacific Corp.* (avail. Feb. 1, 2012, *recon. denied* Mar. 30, 2012) (concurring that a proposal requesting a report on political contributions and expenditures could be excluded as substantially duplicative of a proposal requesting a report on lobbying and grassroots lobbying, including payments to trade associations); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations could be excluded as substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report "on the environmental damage that would result from the [c]ompany's expanding oil sands operations in the Canadian boreal forest" could be excluded as substantially duplicative of a proposal to adopt and report on goals "for reducing total greenhouse gas emissions from the [c]ompany's products and operations"); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders could be excluded as substantially duplicative of a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

Although the Subsequent Proposal and the Calvert Proposal are not entirely identical, the differences between the Proposals are immaterial. Other than prefatory material and minor semantic differences, the only difference between the "RESOLVED" clauses of the Proposals is a request in the Calvert Proposal that the Company's goals for reducing greenhouse gas emissions be "science-based." Similarly, while the Proposals contain different language in their respective supporting statements, the supporting statements each address the desirability of reducing the greenhouse gas emissions of the Company, taking into account the goals of international climate agreements. The Proposals ultimately seek the same goals: reducing the Company's greenhouse gas emissions via adoption and implementation of specific goals and the implementation of a reporting obligation with respect to such goals. Because the Proposals share the same principal thrust and focus, in addition to being nearly identical in language, the Subsequent Proposal substantially duplicates the earlier submitted Calvert Proposal.

If both of the Proposals were included in the 2017 Proxy Materials, the Company's shareholders would have to consider substantially the same matter twice. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Subsequent Proposal may be excluded from the 2017 Proxy Materials under Rule 14a-8(i)(11) because it substantially duplicates the earlier submitted Calvert Proposal.

b. The Subsequent Proposal Was Submitted After The Calvert Proposal

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal *previously submitted* to the company by another proponent that will be included in the company's proxy materials for the same meeting" (emphasis added). The standard for determining which of two substantially identical proposals may be excluded is thus based on when the two proposals are submitted to a company. As stated in Section 2(C) of Staff Legal Bulletin No. 14G (Oct. 6, 2012) ("SLB 14G"), the Staff "view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically."

The Sustainability Group first submitted the Subsequent Proposal on behalf of the Proponent via e-mail on December 1, 2016. *See* Exhibit A. However, the Calvert Proposal was "previously submitted" because it was postmarked via United Parcel Service Next Day Air on November 30, 2016, and was thus submitted on November 30, 2016. *See* SLB 14G; Exhibit B.

The Staff has indicated that the later submitted proposal may properly be excluded under Rule 14a-8(i)(11) even when substantially identical proposals are received by the company on the same day. In *Motorola, Inc.* (avail. Jan. 9, 2008), the Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(11) which was submitted via facsimile on the same day that the company received a substantially identical proposal which had been submitted by United Parcel Service Next Day Air.

As in *Motorola, Inc.*, the Proposals were received by the Company on the same day, December 1, 2016, but the Calvert Proposal was "previously submitted" because it was sent by United Parcel Service Next Day Air on the previous day, November 30, 2016.[2] Thus, the Subsequent Proposal may properly be excluded under Rule 14a-8(i)(11) as it substantially duplicates the Calvert Proposal, which was previously submitted to the Company.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Subsequent Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or James O'Reilly, the Company's Associate General Counsel and Secretary, at (202) 419-7611.

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[2] Moreover, while Rule 14a-8(i)(11) turns on which of two substantially identical proposals was *submitted* first, the Company also *received* the Calvert Proposal before the Subsequent Proposal. The Calvert Proposal was received at the Company's executive offices at 12:59 p.m. on December 1, 2016, and the Subsequent Proposal was received via e-mail at 4:40 p.m. on December 1, 2016.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: James F. O'Reilly, Danaher Corporation
The Wendy S. Holding Trust, c/o The Sustainability Group

EXHIBIT A

From: Larisa Ruoff <lruoff@lwcotrust.com>
Sent: Thursday, December 1, 2016 4:40 PM
To: O'Reilly, Jim
Cc: Andy Mims
Subject: Shareholder proposal
Attachments: Sustainability Group shareholder proposal.pdf

Dear Jim,

Thanks again for taking the time to speak with us last week. On our call you said that the door was open to increased carbon reporting and the possibility of setting GHG reduction goals. We are filing the attached shareholder proposal in the spirit of propping that door open and demonstrating that shareholders (and other stakeholders) care deeply about this issue. We much prefer to resolve our concerns through constructive dialogue, and we look forward to continuing the conversation with the company. If we are able to come to common ground, we would happily withdraw the proposal.

Sincerely,
Larisa

the SUSTAINABILITY GROUP

Larisa Ruoff | Director Shareholder Advocacy & Corporate Engagement
Loring, Wolcott & Coolidge Trust, LLC
230 Congress Street
Boston, MA 02110
(617) 622-2213 (t)
(617) 523-6535 (f)
lruoff@sustainabilitygroup.com
www.sustainabilitygroup.com

---

the
SUSTAINABILITY
GROUP

Shape your world.

December 1, 2016

VIA OVERNIGHT MAIL AND EMAIL

Mr. James O'Reilly
Vice President, Associate General Counsel and Secretary
Danaher Corporation
2200 Pennsylvania Avenue, N.W
Suite 800W
Washington, D.C. 20037-1701

Dear Mr. O'Reilly,

I am writing to file a shareholder proposal on behalf of the Wendy S. Holding Trust ("WSH Trust" or "Trust"). Loring, Wolcott & Coolidge Fiduciary Advisors, LLP maintains all stock holdings of the WSH Trust through the Loring, Wolcott and Coolidge Trust, LLC. The Sustainability Group is a part of Loring, Wolcott & Coolidge Fiduciary Advisors, LLP. The Sustainability Group believes that corporations should integrate environmental, social and governance factors into their business strategy, and can enhance long-term performance by doing so.

The Sustainability Group is hereby filing the enclosed shareholder resolution on behalf of the WSH Trust pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in Danaher Corporation ("Danaher" or "the Company") Proxy Statement for the 2017 annual meeting of shareholders. For this proposal, the WSH Trust will act as the primary proponent of this resolution. We have been authorized and requested to file the proposal by Wendy S. Holding, the sole original and current Trustee of the Wendy S. Holding Trust, who has the sole current authority to act on behalf of the Trust to buy, sell and vote shares of stock held in the Trust, and to authorize the filing of shareholder proposals on behalf of the Trust.

The WSH Trust is the beneficial owner of at least $2,000 worth of Danaher stock and has held the requisite number of shares for over one year, and plans to continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will arrive under separate cover. A representative of the proponents will attend the stockholders' meeting to move the resolution as required by SEC rules.

It is our preference to resolve our concerns through dialogue rather than the formal resolution process. However, because of the impending deadline for proposals, we are filing our resolution today in order to protect our rights as shareholders. We had a positive preliminary conversation with the Company on this issue. We hope to be able to continue those discussions and if we are able to come to common ground on this issue, we would be happy to remove it from Danaher's proxy ballot. If you would like to discuss this proposal, please contact me.

Sincerely,

Larisa Ruoff
Director of Shareholder Advocacy and Corporate Engagement
The Sustainability Group

+1 617 622 2213 | lruoff@lwcotrust.com

Enclosures

the
SUSTAINABILITY
GROUP

Shape your world.

December 1, 2016

VIA OVERNIGHT MAIL AND EMAIL

Mr. James O'Reilly
Vice President, Associate General Counsel and Secretary
Danaher Corporation
2200 Pennsylvania Avenue, N.W
Suite 800W
Washington, D.C. 20037-1701

Dear Mr. O'Reilly,

I am writing to confirm that I have requested and authorized the Sustainability Group to file a shareholder proposal on behalf of the Wendy S. Holding Trust. I am the sole original and current Trustee of the Wendy S. Holding Trust and have the sole current authority to act on behalf of the Trust to buy, sell and vote shares of stock held in the Trust, and to authorize the filing of shareholder proposals on behalf of the Trust. In addition, please be advised that I intend to hold in the Trust the requisite shares through the date of the annual meeting, and to ensure that a representative of the Trust attends the shareholder meeting to present the proposal.

If you have any questions, or require any additional information, please contact my associate, Larisa Ruoff at 617-622-2213 or lruoff@lwcotrust.com.

Sincerely,

Wendy S. Holding

Wendy S. Holding
Trustee
The Sustainability Group

LORING, WOLCOTT & COOLIDGE OFFICE

LORING, WOLCOTT & COOLIDGE FIDUCIARY ADVISORS, LLP
INVESTMENT MANAGEMENT

LORING, WOLCOTT & COOLIDGE TRUST, LLC
FIDUCIARY SERVICES

LAWRENCE COOLIDGE
PETER B. LORING
FREDERICK D. BALLOU
GILBERT M. RODDY, JR.
AMY L. DOMINI
WILLIAM B. PERKINS
HUGH L. WARREN
DAVID BOIT
THOMAS R. APPLETON
WENDY S. HOLDING
W. ANDREW MIMS

CAROLE A. FONTAINE
JONATHAN L. KORB

230 CONGRESS STREET
BOSTON, MA 02110-2437

TEL: (617) 523-6531
FAX: (617) 523-6535
www.lwcotrust.com

December 1, 2016

VIA OVERNIGHT MAIL AND EMAIL

Mr. James O'Reilly
Vice President, Associate General Counsel and Secretary
Danaher Corporation
2200 Pennsylvania Avenue, N.W
Suite 800W
Washington, D.C. 20037-1701

Dear Mr. O'Reilly,

Loring, Wolcott & Coolidge Trust, LLC is the custodian to the Wendy S. Holding Trust ("WSH Trust" or "the Trust"), and holds shares on behalf of the Trust in our account at Bank of America Merrill Lynch. With this letter, we confirm that the WSH Trust is the beneficial owner of at least $2000 in Danaher Corporation stock and has held this position for at least one year prior to and including December 1, 2016.

Sincerely,

Andy Mims
Manager
Loring, Wolcott & Coolidge Trust, LLC

Climate change poses significant risks to our planet and economy, making transparency on how companies are measuring *and* reducing their carbon footprints imperative. Currently, Danaher Corporation neither publicly reports greenhouse gas (GHG) emissions nor discloses goals to reduce them, if any.

The rationale for companies to reduce emissions is compelling. First, it is typically good for companies' bottom lines. The ability to generate reliable financial returns for shareholders while meaningfully reducing carbon emissions is well-proven. In 2013, CDP found "79 percent of US companies in the S&P 500 that report to CDP earn more on average from investments aimed at reducing carbon emissions than on their overall capital expenditures. The highest returns were from improving energy efficiency. These earned an average ROI of 196 percent, with an average payback period between 2 and 3 years."

Second, investors are increasingly paying attention to climate-related risk and opportunities. Through the CDP, more than 825 institutional investors with over US$100 trillion in assets are asking companies to disclose climate change-related information.

Third, the Paris Climate Agreement—adopted by representatives from 195 countries in December 2015— invites the private sector and others to scale-up current efforts and support future actions to reduce emissions and/or address the adverse effects of climate change.

Finally, it is the right thing to do. In its Fifth Assessment Report, the Intergovernmental Panel on Climate Change (IPCC) stated that GHG emissions in 2050 must be 40% to 70% lower than 2010 levels in order to stabilize global temperatures. Therefore, all companies, including Danaher, have a moral obligation to play a role in reducing emissions.

In the face of our global climate crisis, reporting alone is not enough. Companies must set science-based goals—aggressive targets consistent with the recommendations of the IPCC—to avert the most damaging impacts of climate change. According to the Science Based Targets Initiative, approximately 200 companies representing an estimated $4.8 trillion in combined market value have now committed to setting science-based goals. Further, according to the CDP, "more than eighty percent of the world's 500 largest companies established emission reduction or energy-specific targets in the 2014-15 financial year."

Proponents recognize Danaher has a complicated business model. However, accounting for GHG emissions should be no more complex than accounting for financials. Further, in light of the company's recent spinoff and transformation into a life sciences company, the time is right to focus on these issues.

RESOLVED: Shareholders request Danaher adopt time-bound, quantitative, company-wide goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and issue a report at reasonable cost and omitting proprietary information on its plans to achieve these goals.

SUPPORTING STATEMENT: By setting such goals, the Proponents believe Danaher can address the associated risks and reap potential opportunities, benefiting the company and the planet. Therefore, Proponents recommend Danaher create a multi-year strategy and demonstrate executive-level commitment to address its GHG emissions.

From: O'Reilly, Jim <jim.oreilly@danaher.com>
Sent: Friday, December 2, 2016 11:48 AM
To: Larisa Ruoff
Subject: RE: Shareholder proposal

Larisa – [redacted]

Jim

From: Larisa Ruoff [mailto:lruoff@lwcotrust.com]
Sent: Friday, December 02, 2016 9:21 AM
To: O'Reilly, Jim <jim.oreilly@danaher.com>
Cc: Andy Mims <amims@lwcotrust.com>
Subject: RE: Shareholder proposal

Hi Jim,

I have about 20 minutes at 2:30. We we can start the conversation today and then set up time for a more substantial conversation next week.

Please let me know the best number to reach you at and I'll give you a call at 2:30.

Thanks,
Larisa

From: O'Reilly, Jim <jim.oreilly@danaher.com>
Date: Thursday, Dec 01, 2016, 5:45 PM
To: Larisa Ruoff <lruoff@lwcotrust.com>
Cc: Andy Mims <amims@lwcotrust.com>
Subject: RE: Shareholder proposal

Larisa – are you available for a call anytime between 2:30 and 5 pm tomorrow to discuss?

Jim

From: Larisa Ruoff [mailto:lruoff@lwcotrust.com]
Sent: Thursday, December 01, 2016 4:40 PM
To: O'Reilly, Jim <jim.oreilly@danaher.com>
Cc: Andy Mims <amims@lwcotrust.com>
Subject: Shareholder proposal

Dear Jim,

Thanks again for taking the time to speak with us last week. On our call you said that the door was open to increased carbon reporting and the possibility of setting GHG reduction goals. We are filing the attached shareholder proposal in the spirit of propping that door open and demonstrating that shareholders (and other stakeholders) care deeply about this issue. We much prefer to resolve our concerns through constructive dialogue, and we look forward to continuing the conversation with the company. If we are able to come to common ground, we would happily withdraw the proposal.

Sincerely,
Larisa

the SUSTAINABILITY GROUP

Larisa Ruoff | Director Shareholder Advocacy & Corporate Engagement
Loring, Wolcott & Coolidge Trust, LLC
230 Congress Street
Boston, MA 02110
(617) 622-2213 (t)
(617) 523-6535 (f)
lruoff@sustainabilitygroup.com
www.sustainabilitygroup.com

From: O'Reilly, Jim <jim.oreilly@danaher.com>
Sent: Wednesday, December 14, 2016 1:50 PM
To: Larisa Ruoff
Cc: Andy Mims
Subject: RE: Follow-up from our conversation

Larisa – thanks for circling back with me, I appreciate the feedback. Let's plan to stay in touch on this topic

Jim

From: Larisa Ruoff [mailto:lruoff@lwcotrust.com]
Sent: Friday, December 09, 2016 11:22 AM
To: O'Reilly, Jim <jim.oreilly@danaher.com>
Cc: Andy Mims <amims@lwcotrust.com>
Subject: Follow-up from our conversation

Dear Jim,

We were disappointed to hear that you and the company had such a negative reaction to our proposal. As shareholders, our goal was (and remains) to help DHR down the path of meaningfully reducing its company-wide GHG emissions. We agree that our first conversation was a positive one – and we are pleased to learn that the door remains open to discussions on how to better address emissions. However, we believe it was necessary to file our proposal because, 1) we understand that other shareholders are also very interested in seeing DHR reduce emissions and 2) by the company's own admission, not much progress has been made in this area to date. Again, we understand that this is not a simple ask that we are making – DHR's business model is certainly a complicated one. But that alone is not reason enough for inaction.

It is worth repeating that our goal is not to file resolutions and see them through to a vote. Our goal is to help companies do the right thing. In this case, that means helping DHR catch up with emerging best practice on emissions reporting and reductions. We would be very happy to withdraw our proposal and hope that we can do so. But we can only withdraw if we understand that the company is taking our request seriously and making concrete and measureable steps toward emissions reductions.

Finally, I've attached proof of ownership from our custodian bank.

Please let us know how you would like to proceed.

Thank you,

Larisa

Larisa Ruoff | Director Shareholder Advocacy & Corporate Engagement
Loring, Wolcott & Coolidge Trust, LLC
230 Congress Street
Boston, MA 02110
(617) 622-2213 (t)
(617) 523-6535 (f)
lruoff@sustainabilitygroup.com
www.sustainabilitygroup.com

Bank of America Merrill Lynch

December 1st, 2016

Mr. James O'Reilly
Vice President, Associate General Counsel and Secretary
Danaher Corporation
2200 Pennsylvania Avenue, N.W
Suite 800W
Washington, D.C. 20037-1701

RE: Loring, Wolcott & Coolidge Ownership of Danaher Communication ("Danaher") (Cusip: 235851102, Ticker: DHR)

Dear Mr. O'Reilly,

Loring, Wolcott & Coolidge Trust, LLC is the beneficial owner of at least $2,000 in market value of DHR stock and held this position continuously for the one year period up to and including December 1st, 2016. Loring, Wolcott & Coolidge continues to be the beneficial owner of at least $2,000 in market value of DHR stock as of today's date. This letter also serves to confirm that Bank of America Merrill Lynch is a participant in DTC.

If you need any additional information or have any questions, please feel free to contact me at (312)992-5771 or by email at shanette.williams@baml.com.

Sincerely,

Shanette Williams

Assistant Vice President
Global Custody and Agency Services

Bank of America Merrill Lynch
IL4-135-18-51, 135 South LaSalle Street, Chicago, IL 60603
T 312-992-5771 | F 312-453-4443
shanette.williams@baml.com

From: Larisa Ruoff <lruoff@lwcotrust.com>
Sent: Friday, December 23, 2016 11:19 AM
To: O'Reilly, Jim
Cc: Andy Mims
Subject: Review of CSR report

Dear Jim,

We have had a chance to review the 2016-17 Corporate Social Responsibility Report. Congratulations on its publication. We know that a lot of work has gone into the creation of such a comprehensive report and we appreciate the company's commitment to transparency. Further, the report confirms many of the reasons that we own shares of Danaher and intend to be long-term holders of the company. As the report highlights, there are aspects of the core business that promote sustainability (combatting counterfeit medicine, improving accurate diagnoses through improved biopsy systems, monitoring ocean activity to improve flood detection, etc.).

We are also reminded of the company's stated Shared Purpose, which we also agree with it: "Our Shared Purpose inspires us to focus all that we do for the benefit of our shareholders, the development of our associates, and the good of our customers, our communities and our planet."

We are encouraged by the language that DHR chose to use in the report, and believe that language, and the spirit behind that language, only supports what we are asking for: to track greenhouse gas emissions and set science based goals. In the company overview, it states, "We are a science and technology innovator committed to solving our customers' most complex challenges, and improving quality of life around the world." This sentence alone speaks to the direct alignment between Danaher's core values and what we are asking.

Finally, we want to reiterate that addressing and reducing carbon emissions while also delivering long-term financial value to shareholders is not always simple, but it is extremely doable. Before joining Loring, Wolcott & Coolidge, Andy was the head of sustainability for Gaylord Entertainment – a public hospitality company based in Nashville, TN. During his four years in that role, he helped the company reduce total energy consumption by 18%, carbon emissions by over 20% and energy expenses by 24%. During that same period of time, revenues increased 12.5%. We believe that this example, and the countless other similar ones, demonstrate that GHG reporting and goals are not just good for the planet, but can help companies improve efficiency and can have a positive impact on their bottom line.

It is clear the company is committed to sustainability and responsible business practices. We look forward to continuing our conversations in January to determine if the company is prepared to take meaningful action to address the issues raised in the proposal.

Happy holidays,
Larisa

the
SUSTAINABILITY
GROUP

Larisa Ruoff | Director Shareholder Advocacy & Corporate Engagement
Loring, Wolcott & Coolidge Trust, LLC
230 Congress Street
Boston, MA 02110
(617) 622-2213 (t)
(617) 523-6535 (f)
lruoff@sustainabilitygroup.com
www.sustainabilitygroup.com

EXHIBIT B

Calvert
INVESTMENTS

November 30, 2016

James F. O'Reilly
Corporate Secretary
Danaher Corporation
2200 Pennsylvania Avenue, NW Suite 800W
Washington, DC 20037

Dear Mr. O'Reilly:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 29, 2016, Calvert had over $12 billion in assets under management.

The Calvert Balanced Portfolio, the Calvert Equity Portfolio, the Calvert Global Water Fund, the Calvert US Large Cap Core Responsible Index Fund, the Calvert US Large Cap Value Responsible Index Fund, the Calvert VP S&P 500 Index Portfolio, and the Calvert VP SRI Balanced Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite number of shares in the Company through the date of the 2017 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed resolution requesting that Danaher Corporation adopt time-bound, quantitative, company-wide, science-based goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Kristina Friedman at (301) 961-4751, or contact her via email at kristina.friedman@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Stu Dalheim
Vice President, Proxy and Shareholder Engagement, Calvert Social Investment Fund, Calvert Impact Fund, Calvert Responsible Index Series, Inc., Calvert Variable Products, Inc., and Calvert Variable Series, Inc.
Vice President, Calvert Investment Management, Inc.

Enclosures:
Resolution Text

Cc: Kristina Friedman, Senior Sustainability Analyst, Calvert Investment Management, Inc.

Resolved: To help reduce the profound social harm from climate change, shareholders request that Danaher Corporation adopt time-bound, quantitative, company-wide, science-based goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Supporting Statement

In December 2015, 195 countries adopted the Paris Agreement, which entered into force on November 4, 2016. Under this agreement, countries agreed to limit the increase in global average temperature to "well below 2°C" above pre-industrial levels and pursue efforts to further limit the temperature increase to 1.5°C. In order to meet the 2° goal, climate scientists estimate it is necessary to reduce global GHG emissions 40-70 percent below 2010 levels by 2050; the US target is 26-28 percent below 2005 levels by 2025.

When discussing climate-related financial risk, Mark Carney, Chair of the Financial Stability Board, recently said "to price financial risks and opportunities correctly, they [investors] need to weigh firms' strategies against...public policy,...technological advances, and ... physical risks". Echoing this finding, in "Adapting portfolios to climate change: Implications and strategies for all investors," BlackRock highlights the significant risks and opportunities climate change provides to investors and companies from the physical, technological, regulatory, and social impacts. As the consequences of climate change become more widespread, media, activists, and regulators may single out companies without comprehensive GHG reduction goals leading to increased reputational concerns and costs. According to the World Economic Forum, more than 25% of a firm's market value is directly attributable to its reputation.

Setting corporate GHG goals can drive innovation and save money, particularly for industrial companies that face significant risks across their diverse operations and geographic locations. Many of the world's largest companies have committed to setting robust GHG goals aligned with the 2°C pathway (e.g., Honda, Sony, Pfizer, Kellogg, etc.). Large global conglomerates such as 3M have set ambitious GHG reduction targets and significant energy efficiency goals.

Key ways for companies to achieve GHG reductions are to reduce direct emissions, improve energy efficiency, and use renewable energy. In "The 3% Solution: Driving Profits Through Carbon Reduction," CDP found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital investments, and that energy efficiency improvements earned an average return on investment of 196%, with an average payback period between two and three years. Money saved from energy efficiency can then be reinvested into the business.

While Danaher Corporation reports progress on other key environmental risks including water use and waste recycling, the company may not achieve the benefits realized by its peers without disclosing GHG emissions, setting GHG goals, and reporting on progress. This failure to publicly address and/or disclose this critical issue leads to a competitive disadvantage for the company and shareholders alike.

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From: Friedman, Kristina <Kristina.Friedman@Calvert.com>
Sent: Monday, December 12, 2016 2:23 PM
To: O'Reilly, Jim
Cc: Dalheim, Stu
Subject: RE: Danaher shareholder proposal

Hi Jim,
Thanks you for reaching out. I apologize that I was unavailable last week to discuss our proposal. Could we set something up for early in the new year?

Best,
Kristina

Kristina Friedman
Senior Sustainability Analyst | Calvert Investments
4550 Montgomery Ave, Bethesda, MD 20814
Tel: 301-961-4751 | kristina.friedman@calvert.com
www.calvert.com

From: O'Reilly, Jim [mailto:jim.oreilly@danaher.com]
Sent: Wednesday, December 07, 2016 10:54 AM
To: Friedman, Kristina
Subject: Danaher shareholder proposal

Ms. Friedman – we received last week the shareholder proposal filed by Calvert Investments. Would you have any time this Friday for a call to discuss; I am available at any time other than 9-10 am and 3-4 pm Eastern

Thank you

Jim O'Reilly
Danaher Corporation

sonen capital

December 1, 2016

James F. O'Reilly
Corporate Secretary
Danaher Corporation
2200 Pennsylvania Ave, NW Suite 800W
Washington, DC 20037

Dear Mr. O'Reilly,

Sonen Capital is an independent impact investment management firm dedicated to providing clients with comprehensive impact investment and competitive ESG solutions. We are a registered investment advisor with over $400 million in assets under management as of December, 2016. We are pleased to be a long-term owner of Danaher Corporation stock and have great respect for the leadership shown by the team.

We are co-filing the attached shareholder proposal in support of Calvert Investment Management's resolution for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the required number of Danaher Corporation shares. The resolution requests that Danaher Corporation adopt time-bound, quantitative, company-wide, science-based goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and report, at reasonable cost and omitting proprietary information, on its plans to achieve those goals.

Sonen Capital is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, Sonen has held the securities continuously for at least one year, and intends to continue to own the requisite shares in the Company through the date of the 2017 annual meeting of shareholders.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. I also hereby deputize Calvert Investment Management to withdraw this resolution on our behalf. Please direct any correspondence to Kristina Friedman at (301) 961-4751 or contact her via email at kristina.friedman@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Danielle Jezienicki
Impact Manager, Sonen Capital

Attachments:

Resolution text
Proof of ownership

50 Osgood Place, Ste. 320, San Francisco, CA 94133
Tel. 415.534.4444 :: Fax. 415.534.4443 :: info@sonencapital.com :: www.sonencapital.com

sonen capital

December 1, 2016

James F. O'Reilly
Corporate Secretary
Danaher Corporation
2200 Pennsylvania Ave, NW Suite 800W
Washington, DC 20037

Dear Mr. O'Reilly,

Sonen Capital is an independent impact investment management firm dedicated to providing clients with comprehensive impact investment and competitive ESG solutions. We are a registered investment advisor with over $400 million in assets under management as of December, 2016. We are pleased to be a long-term owner of Danaher Corporation stock and have great respect for the leadership shown by the team.

We are co-filing the attached shareholder proposal in support of Calvert Investment Management's resolution for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the required number of Danaher Corporation shares. The resolution requests that Danaher Corporation adopt time-bound, quantitative, company-wide, science-based goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and report, at reasonable cost and omitting proprietary information, on its plans to achieve those goals.

Sonen Capital is a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, Sonen has held the securities continuously for at least one year, and intends to continue to own the requisite shares in the Company through the date of the 2017 annual meeting of shareholders.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. I also hereby deputize Calvert Investment Management to withdraw this resolution on our behalf. Please direct any correspondence to Kristina Friedman at (301) 961-4751 or contact her via email at kristina.friedman@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Danielle Jezienicki
Impact Manager, Sonen Capital

Attachments:

Resolution text
Proof of ownership

50 Osgood Place, Ste. 320, San Francisco, CA 94133
Tel. 415.534.4444 :: Fax. 415.534.4443 :: info@sonencapital.com :: www.sonencapital.com

Resolved: To help reduce the profound social harm from climate change, shareholders request that Danaher Corporation adopt time-bound, quantitative, company-wide, science-based goals for reducing total greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement, and report, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Supporting Statement

In December 2015, 195 countries adopted the Paris Agreement, which entered into force on November 4, 2016. Under this agreement, countries agreed to limit the increase in global average temperature to "well below 2°C" above pre-industrial levels and pursue efforts to further limit the temperature increase to 1.5°C. In order to meet the 2° goal, climate scientists estimate it is necessary to reduce global GHG emissions 40-70 percent below 2010 levels by 2050; the US target is 26-28 percent below 2005 levels by 2025.

When discussing climate-related financial risk, Mark Carney, Chair of the Financial Stability Board, recently said "to price financial risks and opportunities correctly, they [investors] need to weigh firms' strategies against...public policy,...technological advances, and ... physical risks". Echoing this finding, in "Adapting portfolios to climate change: Implications and strategies for all investors," BlackRock highlights the significant risks and opportunities climate change provides to investors and companies from the physical, technological, regulatory, and social impacts. As the consequences of climate change become more widespread, media, activists, and regulators may single out companies without comprehensive GHG reduction goals leading to increased reputational concerns and costs. According to the World Economic Forum, more than 25% of a firm's market value is directly attributable to its reputation.

Setting corporate GHG goals can drive innovation and save money, particularly for industrial companies that face significant risks across their diverse operations and geographic locations. Many of the world's largest companies have committed to setting robust GHG goals aligned with the 2°C pathway (e.g., Honda, Sony, Pfizer, Kellogg, etc.). Large global conglomerates such as 3M have set ambitious GHG reduction targets and significant energy efficiency goals.

Key ways for companies to achieve GHG reductions are to reduce direct emissions, improve energy efficiency, and use renewable energy. In "The 3% Solution: Driving Profits Through Carbon Reduction," CDP found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital investments, and that energy efficiency improvements earned an average return on investment of 196%, with an average payback period between two and three years. Money saved from energy efficiency can then be reinvested into the business.

While Danaher Corporation reports progress on other key environmental risks including water use and waste recycling, the company may not achieve the benefits realized by its peers without disclosing GHG emissions, setting GHG goals, and reporting on progress. This failure to publicly address and/or disclose this critical issue leads to a competitive disadvantage for the company and shareholders alike.

usbank.

All of us serving you

December 1, 2016

TO WHOM IT MAY CONCERN:

Re: Sonen Capital

This letter is to confirm that US Bank is the record holder for the beneficial owners of the account of above, and which holds in the account 6,983 shares of common stock in Danaher Corp.

As of December 1st, Sonen Capital held, and has held continuously for at least one year, 2,813 shares of Danaher Corporation common stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Peter M. Murphy
Vice President